UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	____	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	____	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 24, 2013 entitled “Arcos Dorados Announces Tender and Early Exchange Results”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.
By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: September 24, 2013

Item 1

FOR IMMEDIATE RELEASE

Arcos Dorados Announces Tender and Early Exchange Results

BUENOS AIRES, Argentina, September 24, 2013 – Arcos Dorados Holdings Inc. (the “Company”) (NYSE: ARCO) announced today that (i) as of 5:00 PM, New York City time, on September 23, 2013 (the “Tender Expiration Date”), it had received as validly tendered and eligible for purchase US$118,066,000 of Arcos Dorados B.V.’s outstanding 7.50% Senior Notes due 2019 (the “2019 Existing Notes”) pursuant to its previously announced offer to purchase for cash any and all outstanding 2019 Existing Notes (the “Tender Offer”), representing approximately 38% of the outstanding 2019 Existing Notes, and (ii) as of 5:00 PM, New York City time, on September 23, 2013 (the “Early Exchange Date”), it had received as validly tendered and eligible for exchange US$89,955,000 of the 2019 Existing Notes pursuant to its previously announced offer to exchange any and all of the 2019 Existing Notes for the Company’s newly issued 6.625% Senior Notes due 2023 (the “New Notes”) (the “Exchange Offer”), representing approximately 29% of the outstanding 2019 Existing Notes.

The Tender Offer expired on the Tender Expiration Date. The Exchange Offer is scheduled to expire at 11:59 PM, New York City time, on October 7, 2013, unless extended (the “Exchange Expiration Date”). Withdrawal rights with respect to the Tender Offer, the Exchange Offer and the Consents (as defined below) have expired as scheduled.

Satisfaction of Special Conditions

As of 5:00 PM, New York City time, on September 23, 2013, the Company had received as validly tendered and eligible for purchase or exchange more than US$154,400,000 aggregate principal amount of 2019 Existing Notes in the Tender Offer, the Exchange Offer or both. As a result, pursuant to the terms and conditions described in the tender and exchange offer and consent solicitation statement dated as of September 10, 2013 (the “Tender and Exchange Offer and Consent Solicitation Statement”), the Company has met the Minimum Tender Condition (as defined in the Tender and Exchange Offer and Consent Solicitation Statement).

The Tender and Exchange Offer and Consent Solicitation (as defined below) is also conditioned on (1) the aggregate amount of New Notes and/or Concurrent New Notes (as defined in the Tender and Exchange Offer and Consent Solicitation Statement) to be issued in the Exchange Offer and/or the concurrent offering that the Company intends to settle on or about September 27, 2013 (the “Concurrent Offering”) being equal to or greater than US$300,000,000 and the proceeds received by the Company in the Concurrent Offering being equal to or greater than the aggregate dollar amount of the amount in cash in US dollars equal to US$1,082.50 for each US$1,000 principal amount of 2019 Existing Notes tendered in the Tender Offer (the "Tender Consideration") (the “Minimum New Notes Offering Condition”) and (2) the New Notes issued in the Exchange Offer on the Early Exchange Settlement Date or the Final Settlement Date, as the case may be, being fungible for U.S. federal income tax purposes with the Concurrent New Notes issued in the Concurrent Offering (the “Tax Fungibility Condition”).

Settlement Information

Subject to the fulfillment of the Minimum New Notes Offering Condition, the Tax Fungibility Condition and the other General Conditions (as defined in the Tender and Exchange Offer and Consent Solicitation Statement), the Company expects to purchase all 2019 Existing Notes accepted by it in the Tender Offer on or about September 27, 2013 (the “Cash Tender Settlement Date”). In addition, at a date after the Early Exchange Date and prior to the Exchange Expiration Date, the Company may elect to accept for exchange all 2019 Existing Notes validly tendered prior to the Early Exchange Date (such date, the “Early Exchange Acceptance Date”). Payment for all 2019 Existing Notes validly tendered pursuant to the Exchange Offer prior to the Early Exchange Date will be made promptly following the Early Acceptance Date, if any (the “Early Exchange Settlement Date”). The Company expects to have an Early Exchange Settlement Date and expects that date to be September 27, 2013. Promptly following the Exchange Expiration Date, the Company expects to accept for exchange (the “Final Acceptance Date”) any and all validly tendered 2019 Existing Notes not previously purchased, subject to the terms and conditions of the Tender and Exchange Offer and Consent Solicitation Statement. Such payment will be made promptly following the Final Acceptance Date (the “Final Settlement Date”).

Consent Solicitation for Proposed Amendments

In conjunction with the Tender Offer and the Exchange Offer, Arcos Dorados B.V. has solicited consents (the “Consents”) to certain proposed amendments (the “Proposed Amendments”) to the indenture under which the 2019 Existing Notes were issued (the “Consent Solicitation” and, together with the Tender Offer and the Exchange Offer, the “Tender and Exchange Offer and Consent Solicitation”). Having received the requisite consents in the Consent Solicitation, Arcos Dorados B.V., as issuer, certain subsidiaries of Arcos Dorados B.V., as guarantors, the trustee, registrar, paying agent and transfer agent, and the Luxembourg paying agent will execute a supplemental indenture effecting the Proposed Amendments. The Proposed Amendments will not become effective until a majority in aggregate principal amount of the outstanding 2019 Existing Notes are purchased or exchanged on the Cash Tender Settlement Date or the Early Exchange Settlement Date or, if no Early Exchange Settlement Date is announced, the Final Settlement Date.

Further Information

The Tender and Exchange Offer and Consent Solicitation is being made only to holders of 2019 Existing Notes who have properly completed, executed and delivered to the information and exchange agent an eligibility letter, whereby such holder has represented to the Company that it is (i) a “qualified institutional buyer,” or “QIB,” as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and under applicable state securities laws; or (ii) a “non-US Person” (as defined in Regulation S under the Securities Act) (the “Eligible Holders”), and if in any member state of the European Economic Area which has implemented Directive 2003/71/EC (the “Prospectus Directive,” which term includes amendments thereto, including Directive 2010/73/EU), a “qualified investor” (as defined in the Prospectus Directive).

The NEW notes have not been AND WILL NOT BE registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. THE NEW NOTES ARE BEING ISSUED ONLY TO ELIGIBLE HOLDERS.

D.F. King & Co., Inc. has been appointed as the information and exchange agent for the Tender and Exchange Offer and Consent Solicitation. Holders may contact the information and exchange agent to request the eligibility letter. Banks and brokers call: (212) 269-5550. All others call toll free: (800) 488-8095. Email: arcosdorados@dfking.com.

This press release is not an offer to sell or a solicitation of an offer to buy any security. The Tender Offer and the Exchange Offer are being made solely by the Tender and Exchange Offer and Consent Solicitation Statement and the related letter of transmittal and consent, and only to such persons and in such jurisdictions as are permitted under applicable law.

*****

About Arcos Dorados

Arcos Dorados is the world’s largest McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant (“QSR”) chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises 1,971 McDonald’s-branded restaurants with over 90,000 employees serving approximately 4.3 million customers a day, as of June 2013.

Investor Relations Contact

Sofia Chellew
sofia.chellew@ar.mcd.com
T: +54 11 4711 2515

Cautionary Statement About Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Tender and Exchange Offer and Consent Solicitation and the Concurrent Offering. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Arcos Dorados’ business and operations involve numerous risks and uncertainties, many of which are beyond the control of Arcos Dorados, which could result in Arcos Dorados’ expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Arcos Dorados. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Arcos Dorados’ filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and Arcos Dorados does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.